                                                                    EXHIBIT 99.1

PRESS RELEASE                                                          AMDOCS
--------------------------------------------------------------------------------

           AMDOCS LIMITED REPORTS RECORD ANNUAL AND QUARTERLY REVENUE

     AMDOCS REPORTS GROWTH IN QUARTERLY DILUTED NON-GAAP EARNINGS PER SHARE
               TO $0.54; DILUTED GAAP EARNINGS PER SHARE OF $0.43

Key highlights:

     - Fourth quarter revenue increased 9% to $727 million, in line with guidance

     - 8% increase in fourth quarter diluted non-GAAP EPS, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, to $0.54, in line with guidance

     -    Diluted GAAP EPS of $0.43 for the quarter

     -    Free cash flow of $68 million for the quarter

     - Fiscal 2007 revenue of $2.84 billion; diluted non-GAAP earnings per share of $2.14; diluted GAAP earnings per share of $1.65

     - First quarter fiscal 2008 guidance: Expected revenue of approximately $735-$745 million and diluted non-GAAP EPS of $0.55-$0.57, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.43-$0.46

     - Fiscal 2008 guidance: Expected revenue of approximately $3.05--$3.15 billion and diluted non-GAAP EPS of $2.29-$2.39, excluding acquisition-related costs and approximately $0.20-$0.23 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.82-$1.95

ST. LOUIS, MO -- OCTOBER 31, 2007 -- Amdocs Limited (NYSE: DOX) today reported that for the quarter ended September 30, 2007, revenue was $726.7 million, an increase of 9.2% from last year's fourth quarter. Net income on a non-GAAP basis was $120.7 million, or $0.54 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets, and excluding equity-based compensation expense, net of related tax effects, of $24.5 million), compared to non-GAAP net income of $109.5 million, or $0.50 per diluted share, in the fourth quarter of fiscal 2006 (excluding acquisition-related costs, which include amortization of purchased intangible assets and the write-off of in-process research and development, and excluding equity-based compensation expense, net of related tax effects, of $33.6 million). The Company's GAAP net income was $96.2 million, or $0.43 per diluted share, compared to GAAP net income of $76.0 million, or $0.35 per diluted share, in the fourth quarter of fiscal 2006. Free cash flow for the quarter was $68.1 million, comprised of cash flow from operations of $107.2 million less $39.1 million in net capital expenditures and other.

"Our solid growth in this quarter is a continuation of the success that we have had in fiscal 2007," said Dov Baharav, chief executive officer of Amdocs Management Limited. "During the year, we expanded our relationship with many of our key customers and delivered for them the customer experience systems that they need in order to succeed in a highly competitive market. Our real-life experience in this market, our ability to cope with complexity and our track record of successful delivery set us apart from the competition. Armed with the best products and a full range of services, we believe that Amdocs is well positioned for growth in fiscal 2008. We are seeing good demand in the market for our offerings, and based on specific opportunities that we are pursuing today, we expect to accelerate our growth rate during fiscal 2008 as the year progresses."

Amdocs had numerous wins across lines of business and geographies in the fourth quarter. Among those are two managed services projects including modernization and consolidation of systems, a transformation project including business process consulting, modernization and implementation for a leading provider of quadruple-play services in Europe, a new project supporting one of the largest wireless providers in Latin America, and several cable wins including a new logo in Europe.

For the fiscal year ended September 30, 2007, revenue increased by 14.4% to $2.84 billion. Fiscal 2007 net income on a non-GAAP basis was $473.9 million, or $2.14 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets, in-process research and development write-off and other, restructuring charges, and equity-based compensation expense, net of related tax effects, of $108.9 million), compared to non-GAAP net income of $401.2 million, or $1.85 per diluted share, in fiscal 2006

(excluding acquisition-related costs, which include amortization of purchased intangible assets, in-process research and development write-off and equity-based compensation expense, net of related tax effects, of $82.6 million). The Company's GAAP net income in fiscal 2007 was $364.9 million, or $1.65 per diluted share, compared to GAAP net income of $318.6 million, or $1.48 per diluted share, in fiscal 2006.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the first quarter of fiscal 2008 will be approximately $735-$745 million. Diluted earnings per share on a non-GAAP basis for the first quarter are expected to be $0.55-$0.57, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.43-$0.46.

Fiscal 2008 guidance: Expected revenue of approximately $3.05-$3.15 billion and diluted non-GAAP EPS of $2.29-$2.39, excluding acquisition-related costs and approximately $0.20-$0.23 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.82-$1.95.

Amdocs will host a conference call on October 31, 2007 at 5 p.m. Eastern Time to discuss the Company's fourth quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.

NON-GAAP FINANCIAL MEASURES

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:

     -    amortization of purchased intangible assets;

     -    in-process research and development write-off and other;

     -    restructuring charges;

     -    equity-based compensation expense; and

     -    tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs' results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs' management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off and other, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs' management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

ABOUT AMDOCS

Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experience(TM) -- at every point of service. Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $2.84 billion in fiscal 2007, Amdocs has over 16,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2006 and in our quarterly Form 6-K furnished on February 6, May 11 and August 6, 2007.

CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)







                                          THREE MONTHS ENDED              TWELVE MONTHS ENDED
                                             SEPTEMBER 30,                    SEPTEMBER 30,
                                      --------------------------      --------------------------
                                         2007            2006            2007            2006
                                      ----------      ----------      ----------      ----------
Revenue:
  License                             $   46,266      $   31,113      $  159,357      $  116,285
  Service                                680,423         634,332       2,676,816       2,363,765
                                      ----------      ----------      ----------      ----------
                                         726,689         665,445       2,836,173       2,480,050
Operating expenses:
  Cost of license                            869           1,030           3,914           4,003
  Cost of service                        461,692         414,813       1,792,468       1,579,823
  Research and development                55,515          55,368         230,444         186,760
  Selling, general and
     administrative                       95,299          86,708         370,194         313,997
  Amortization of purchased
     intangible assets                    19,174          14,022          74,959          37,610
  Restructuring charges,
     in-process research and
     development and other (1)                --          17,310           6,761          25,725
                                      ----------      ----------      ----------      ----------
                                         632,549         589,251       2,478,740       2,147,918
                                      ----------      ----------      ----------      ----------
Operating income                          94,140          76,194         357,433         332,132

Interest income and other, net            13,638           8,082          50,566          41,741
                                      ----------      ----------      ----------      ----------
Income before income taxes               107,778          84,276         407,999         373,873

Income taxes                              11,535           8,321          43,062          55,237
                                      ----------      ----------      ----------      ----------
Net income                            $   96,243      $   75,955      $  364,937      $  318,636
                                      ==========      ==========      ==========      ==========
Basic earnings per share              $     0.46      $     0.37      $     1.76      $     1.57
                                      ==========      ==========      ==========      ==========
Diluted earnings per share (2)        $     0.43      $     0.35      $     1.65      $     1.48
                                      ==========      ==========      ==========      ==========
Basic weighted average number of
   shares outstanding                    209,371         205,330         207,846         203,194
                                      ==========      ==========      ==========      ==========
Diluted weighted average number
   of shares outstanding                 224,033         221,236         223,256         218,534
                                      ==========      ==========      ==========      ==========




(1) Restructuring charges, in-process research and development and other for the twelve months ended September 30, 2007 include the following: restructuring charges of $6,011, in-process research and development of $2,666 offset by other acquisition related income of $1,916. Restructuring charges, in-process research and development and other for the three and twelve months ended September 30, 2006 include in-process research and development of $17,310 and $25,725, respectively.


(2) To reflect the impact of assumed conversion of the convertible notes, $985 and $3,940, representing interest expense and amortization of issuance costs, were added back to net income for the three and twelve months ended September 30, 2007, respectively, and $985 and $3,948 were added back to net income for the three and twelve months ended September 30, 2006, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
                           SELECTED FINANCIAL METRICS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           THREE MONTHS ENDED            TWELVE MONTHS ENDED
                                              SEPTEMBER 30,                  SEPTEMBER 30,
                                      --------------------------      --------------------------
                                         2007            2006            2007            2006
                                      ----------      ----------      ----------      ----------
Revenue                               $  726,689      $  665,445      $2,836,173      $2,480,050

Non-GAAP operating income                126,931         121,756         492,740         441,645

Non-GAAP net income                      120,708         109,533         473,871         401,211

Non-GAAP diluted earnings per
   share (1)                          $     0.54      $     0.50      $     2.14      $     1.85

Diluted weighted average number
   of shares outstanding                 224,033         221,236         223,256         218,534





(1) To reflect the impact of assumed conversion of the convertible notes, $985 and $3,940, representing interest expense and amortization of issuance costs, were added back to net income for the three and twelve months ended September 30, 2007, respectively, and $985 and $3,948 were added back to net income for the three and twelve months ended September 30, 2006, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                           THREE MONTHS ENDED
                                                           SEPTEMBER 30, 2007
                             -------------------------------------------------------------------------------
                                                          RECONCILIATION ITEMS
                                             ----------------------------------------------
                                             AMORTIZATION     EQUITY BASED
                                 GAAP        OF PURCHASED     COMPENSATION        TAX
                                              INTANGIBLE        EXPENSE          EFFECT           NON-GAAP
                                                ASSETS
                             ------------    ------------     ------------     ------------     ------------
Operating expenses:
  Cost of license            $        869    $         --     $         --     $         --     $        869
  Cost of service                 461,692              --           (6,504)              --          455,188
  Research and
     development                   55,515              --           (1,475)              --           54,040
  Selling, general and
     administrative                95,299              --           (5,638)              --           89,661
  Amortization of
     purchased intangible
     assets                        19,174         (19,174)              --               --               --
                             -------------------------------------------------------------------------------
Total operating expenses          632,549         (19,174)         (13,617)              --          599,758
                             -------------------------------------------------------------------------------

                             -------------------------------------------------------------------------------
Operating income                   94,140          19,174           13,617               --          126,931
                             -------------------------------------------------------------------------------

                             -------------------------------------------------------------------------------
Income taxes                       11,535              --               --            8,326           19,861
                             -------------------------------------------------------------------------------

                             -------------------------------------------------------------------------------
Net income                   $     96,243    $     19,174     $     13,617     $     (8,326)    $    120,708
                             -------------------------------------------------------------------------------

                                                                      THREE MONTHS ENDED
                                                                      SEPTEMBER 30, 2006
                             -------------------------------------------------------------------------------------------------
                                                                     RECONCILIATION ITEMS
                                              ---------------------------------------------------------------

                                              AMORTIZATION                        EQUITY
                                GAAP          OF PURCHASED      IN-PROCESS         BASED            TAX
                                               INTANGIBLE      RESEARCH AND     COMPENSATION       EFFECT           NON-GAAP
                                                 ASSETS        DEVELOPMENT        EXPENSE
                             ------------     ------------     ------------     ------------     ------------     ------------
Operating expenses:
  Cost of license            $      1,030     $         --     $         --     $         --     $         --     $      1,030
  Cost of service                 414,813               --               --           (5,805)              --          409,008
  Research and
     development                   55,368               --               --           (1,670)              --           53,698
  Selling, general and
     administrative                86,708               --               --           (6,755)              --           79,953
  Amortization of
     purchased intangible
     assets                        14,022          (14,022)              --               --               --               --
  in-process research and
     development                   17,310               --          (17,310)              --               --               --
                             -------------------------------------------------------------------------------------------------

Total operating expenses           589,251         (14,022)         (17,310)         (14,230)              --          543,689
                             -------------------------------------------------------------------------------------------------

                             -------------------------------------------------------------------------------------------------
Operating income                   76,194           14,022           17,310           14,230               --          121,756
                             -------------------------------------------------------------------------------------------------

                             -------------------------------------------------------------------------------------------------
Income taxes                        8,321               --               --               --           11,984           20,305
                             -------------------------------------------------------------------------------------------------

                             -------------------------------------------------------------------------------------------------
Net income                   $     75,955     $     14,022     $     17,310     $     14,230     $    (11,984)    $    109,533
                             -------------------------------------------------------------------------------------------------

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                                   TWELVE MONTHS ENDED
                                                                    SEPTEMBER 30, 2007

                              ------------------------------------------------------------------------------------------------
                                                             RECONCILIATION ITEMS
                                              ------------------------------------------------------------
                                                              RESTRUCTURING
                                                                 CHARGES,
                                               AMORTIZATION     IN-PROCESS         EQUITY
                                   GAAP        OF PURCHASED    RESEARCH AND         BASED            TAX           NON-GAAP
                                                INTANGIBLE     DEVELOPMENT      COMPENSATION       EFFECT
                                                  ASSETS        AND OTHER          EXPENSE
                              ------------------------------------------------------------------------------------------------
Operating expenses:
  Cost of license             $      3,914    $         --     $         --     $         --     $         --     $      3,914
  Cost of service                1,792,468              --               --          (25,418)              --        1,767,050
  Research and development         230,444              --               --           (6,574)              --          223,870
  Selling, general and
     administrative                370,194              --               --          (21,595)              --          348,599
  Amortization of
     purchased intangible
     assets                         74,959         (74,959)              --               --               --               --
  Restructuring charges,
     in-process research
     and development and
     other                           6,761              --           (6,761)              --               --               --
                              ------------------------------------------------------------------------------------------------
Total operating expenses         2,478,740         (74,959)          (6,761)         (53,587)              --        2,343,433
                              ------------------------------------------------------------------------------------------------

Operating income                   357,433          74,959            6,761           53,587               --          492,740
                              ------------------------------------------------------------------------------------------------
Income taxes                        43,062              --               --               --           26,373           69,435
                              ------------------------------------------------------------------------------------------------
Net income                    $    364,937    $     74,959     $      6,761     $     53,587     $    (26,373)    $    473,871
                              ------------------------------------------------------------------------------------------------

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                                   TWELVE MONTHS ENDED
                                                                    SEPTEMBER 30, 2006
                              ------------------------------------------------------------------------------------------------
                                                             RECONCILIATION ITEMS
                                              --------------------------------------------------------------
                                  GAAP        AMORTIZATION                        EQUITY
                                              OF PURCHASED      IN-PROCESS         BASED            TAX            NON-GAAP
                                               INTANGIBLE      RESEARCH AND     COMPENSATION       EFFECT
                                                ASSETS         DEVELOPMENT        EXPENSE
                              ------------------------------------------------------------------------------------------------
Operating expenses:
  Cost of license             $      4,003    $         --     $         --     $         --     $         --     $      4,003
  Cost of service                1,579,823              --               --          (18,042)              --        1,561,781
  Research and development         186,760              --               --           (4,711)              --          182,049
  Selling, general and
     administrative                313,997              --               --          (23,425)              --          290,572
  Amortization of
     purchased intangible
     assets                         37,610         (37,610)              --               --               --               --
  In-process research and
     development                    25,725              --          (25,725)              --               --               --
                              ------------------------------------------------------------------------------------------------
Total operating expenses         2,147,918         (37,610)         (25,725)         (46,178)              --        2,038,405
                              ------------------------------------------------------------------------------------------------

Operating income                   332,132          37,610           25,725           46,178               --          441,645
                              ------------------------------------------------------------------------------------------------

Income taxes                        55,237              --               --               --           26,938           82,175
                              ------------------------------------------------------------------------------------------------

Net income                    $    318,636    $     37,610     $     25,725     $     46,178     $    (26,938)    $    401,211
                              ------------------------------------------------------------------------------------------------

                                 AMDOCS LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                                        AS OF
                                                                           --------------------------------
                                                                           SEPTEMBER 30,       SEPTEMBER 30,
                                                                               2007                 2006
                                                                           ------------        ------------
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments         $  1,179,280        $    979,381
Accounts receivable, net, including unbilled of $63,441 and $54,117
   respectively                                                                 493,418             425,805
Deferred income taxes and taxes receivable                                      117,623             136,044
Prepaid expenses and other current assets                                        98,746              97,476
                                                                           ------------        ------------
    Total current assets                                                      1,889,067           1,638,706

Equipment, vehicles and leasehold improvements, net                             283,839             220,290
Goodwill and other intangible assets, net                                     1,792,588           1,809,322
Other noncurrent assets                                                         379,105             294,510
                                                                           ------------        ------------
Total assets                                                               $  4,344,599        $  3,962,828
                                                                           ============        ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accruals                                              $    592,937        $    597,107
Short-term portion of capital lease obligations and other financing
   arrangements                                                                   2,055               1,963
Deferred revenue                                                                173,775             253,376
Deferred income taxes and taxes payable                                         205,960             179,241
                                                                           ------------        ------------
    Total current liabilities                                                   974,727           1,031,687
0.50% Convertible notes                                                         450,000             450,000
Noncurrent liabilities and other                                                319,629             326,976
Shareholders' equity                                                          2,600,243           2,154,165
                                                                           ------------        ------------
Total liabilities and shareholders' equity                                 $  4,344,599        $  3,962,828
                                                                           ============        ============